



AB 3/16

SECURIT 07004817 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kerlin Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 South Flower Street, Suite 2750
(No. and Street)

Los Angeles (City) CA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rose, Snyder & Jacobs
(Name – *if individual, state last, first, middle name*)

15821 Ventura Blvd., Suite 490, Encino, CA 91436
(Address) (City) (State) (Zip Code)

PROCESSED

MAR 19 2007

THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, William K. Doyle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kerlin Capital Group, LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- NO ☐ (m) A copy of the SIPC Supplemental Report. — NA
- NO ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A
- ☑ (o) Statement confirming no customer funds held

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California)
County of Los Angeles)

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

On 23rd FEB, 2007 before me, Joe Cheng,
(here insert name and title of the officer)

personally appeared WILLIAM K DOYLE,

personally known to me (or proved to me on the basis of satisfactory evidence) to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity~~(ies)~~, and that by his/~~her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

WITNESS my hand and official seal.


JOE CHENG
Commission No. 1685442
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires August 1, 2010

Signature [signature]

(Seal)

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this acknowledgment to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The preceding Certificate of Acknowledgment is attached to a document titled/for the purpose of ANNUAL AUDITED REPORT FORM X-17 A-5,

containing 14 pages, and dated ________.

The signer(s) capacity or authority is/are as:

- ☐ Individual(s)
- ☐ Attorney-in-Fact
- ☐ Corporate Officer(s) ________ Title(s)
- ☐ Guardian/Conservator
- ☐ Partner - Limited/General
- ☐ Trustee(s)
- ☐ Other: ________

representing: ________
Name(s) of Person(s) or Entity(ies) Signer is Representing

Additional Information

Method of Signer Identification

- ~~☐ Personally known to me~~
- ☑ Proved to me on the basis of satisfactory evidence:
  - ⌀ form(s) of identification ○ credible witness(es)

Identification is detailed in notary journal on:
Page # ____ Entry # ____

Notary contact: ________

Other

- ☐ Additional Signer(s) ☐ Signer(s) Thumbprint(s)
- ☐ ________



ROSE, SNYDER & JACOBS
A CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS

February 22, 2007

To Whom It May Concern:

Re: Kerlin Capital Group, LLC

We are the auditors for Kerlin Capital Group, LLC, and we performed their 2005 annual audit.

This letter is to confirm that the company does not hold customer funds and does not clear customer transactions, and therefore, the Company is exempt under SEC Rule 15c3-3(k)(2)(ii) Computation of Reserve Requirements and Information Relating to Possession or Control Requirements.

Should you have any questions, please do not hesitate to contact us.

Very Truly Yours,

Rose, Snyder & Jacobs

Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants

15821 VENTURA BOULEVARD, SUITE 490, ENCINO, CALIFORNIA 91436
PHONE: (818) 461-0600 • FAX: (818) 461-0610



ROSE, SNYDER & JACOBS
A CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Kerlin Capital Group, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Kerlin Capital Group, LLC (a California limited liability company) for the year ended December 31, 2006, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13;
- Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
- Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

15821 VENTURA BOULEVARD, SUITE 490, ENCINO, CALIFORNIA 91436
PHONE: (818) 461-0600 • FAX: (818) 461-0610

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Röse, Snyder & Jacobs
A Corporation of Certified Public Accountants

Encino, California

February 12, 2007


SEC MAIL
PROCESSING
RECEIVED
MAR 0 2 2007
WASH. D.C.
203
SECTION

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
FINANCIAL STATEMENTS
DECEMBER 31, 2006

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)

CONTENTS



ROSE, SNYDER & JACOBS
A CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Kerlin Capital Group, LLC

We have audited the accompanying statement of financial condition of Kerlin Capital Group, LLC (a California limited liability company) as of December 31, 2006, and the related statements of operations, comprehensive income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kerlin Capital Group, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rose, Snyder & Jacobs
A Corporation of Certified Public Accountants

Encino, California

February 12, 2007

15821 VENTURA BOULEVARD, SUITE 490, ENCINO, CALIFORNIA 91436
PHONE: (818) 461-0600 • FAX: (818) 461-0610

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

CURRENT ASSETS	
Cash	$ 115,959
Accounts receivable, net of allowance for doubtful accounts of $0	4,739
Prepaid expenses	5,774
Receivable from employees	8,657
TOTAL CURRENT ASSETS	135,129
PROPERTY AND EQUIPMENT, at cost	
Computer equipment	77,641
Office furniture and equipment	229,301
Leasehold improvements	35,310
	342,252
Less accumulated depreciation and amortization	239,510
NET PROPERTY AND EQUIPMENT	102,742
OTHER ASSETS	
Deposits	13,795
Investment in private company, note 2	50,000
TOTAL CURRENT ASSETS	63,795
TOTAL ASSETS	$ 301,666

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 28,963
COMMITMENTS AND CONTINGENCIES, note 3	
MEMBERS' EQUITY	272,703
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 301,666

See independent auditors' report and
notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2006

REVENUE, note 5	
Advisory fees	$ 2,111,091
Retainer fees	135,000
Other income (loss)	(3,516)
TOTAL REVENUE	2,242,575
EXPENSES	
Employee compensation and benefits	918,160
Travel and entertainment	31,199
Communications	19,617
Occupancy	92,837
Recruiting	879
Interest and bank charges	729
Taxes	30,956
Depreciation and amortization	26,898
Other operating expenses	135,364
TOTAL OPERATING EXPENSES	1,256,639
NET INCOME	$ 985,936

See independent auditors' report and
notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2006

NET INCOME	$	985,936
OTHER COMPREHENSIVE INCOME (LOSS)		
Unrealized loss on investments		(257)
Permanent impairment of investments		5,707
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)		5,450
COMPREHENSIVE INCOME	$	991,386

See independent auditors' report and
notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2006

	Unrealized gain (loss) on investments	Members' equity	Total
Balance at January 1, 2006	$ (5,450)	$ 144,131	$ 138,681
Net income	-	985,936	985,936
Other comprehensive loss	5,450	-	5,450
Contributions from members	-	549,281	549,281
Distributions to members	-	(1,406,645)	(1,406,645)
Balance at December 31, 2006	$ -	$ 272,703	$ 272,703

See independent auditors' report and
notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 985,936
Adjustments to reconcile net income	
to net cash provided by operating activities:	
Depreciation and amortization	26,898
Permanent impairment of investments	5,707
Changes in assets - (increase):	
Accounts receivable	(4,568)
Prepaid expenses	(5,774)
Receivable from employees	(8,657)
Deposits	(4,531)
Changes in liabilities - increase:	
Accounts payable and accrued expenses	6,101
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,001,112
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of property and equipment	(123,600)
NET CASH USED IN INVESTING ACTIVITIES	(123,600)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions from members	549,281
Distributions to members	(1,406,645)
NET CASH USED IN FINANCING ACTIVITIES	(857,364)
NET INCREASE IN CASH	20,148
CASH, BEGINNING OF YEAR	95,811
CASH, END OF YEAR	$ 115,959
Supplementary disclosure:	
Franchise state taxes paid in cash	$ 800

See independent auditors' report and
notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Kerlin Capital Group, LLC (the "Company") is a "mergers and acquisitions type" NASD broker/dealer that provides investment banking services to corporate clients within the United States. The Company has no subsidiaries. The Company does no underwriting, carries no customer accounts and has no inventory of marketable securities.

The Company has only one class of members with all rights and privileges of voting, contribution and distribution. Members have limited liability, to the extent of their agreed capital contributions.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed over the estimated lives of the assets, three to seven years, using accelerated methods, except for leasehold improvements, which are amortized over the term of the lease, under the straight line method.

Accounts receivables

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customers' financial condition. Management reviews accounts receivable on a regular basis, based on contracted terms and how recently payments have been received to determine if any such amounts will potentially be uncollected. The Company includes any balances that are determined to be uncollectible in its allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off. Based on the information available, management believes the Company's accounts receivable are all collectible.

Investments

The Company accounts for its investments in accordance with Statements of Financial Accounting Standards (SFAS) No. 115 "*Accounting for Certain Investments in Debt and Equity Securities*". The Company's investments include marketable equity securities, which are classified as available for sale as defined by SFAS No. 115. Pursuant to SFAS No. 115, such investments are stated at market value and unrealized gains are reflected in the members' equity. Market value of marketable securities is based on bid prices published in financial newspapers. The specific identification cost method is used to calculate realized gains and losses. The Company's investment also includes investment in a private company recorded at cost, which approximates fair value as determined by management in good faith.

Income Taxes

The Company is organized as a limited liability company. The Company is not liable for federal income tax, but is annually liable for a minimum state franchise tax of $800 plus an annual fee based upon gross revenue. The members are personally liable for income taxes on their respective shares of the Company's income.

Revenue Recognition

In general, revenue is recognized when the service is performed. Some advisory fees are contingent upon the success of a contemplated transaction. Such fees are recognized when the contingency is met.

Cash Flows

For the purposes of the statement of cash flows, the Company considers cash equivalents to include cash and short term money market mutual funds.

See independent auditors' report.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates

Generally accepted accounting principles require that the financial statements include estimates by management in the valuation of certain assets and liabilities. Management estimates the useful lives of property and equipment and the allowance for doubtful accounts. Management uses its historical records and knowledge of its business in making these estimates. Actual results could differ from those estimates applied in the preparation of the financial statements

Fair Value of Financial Instruments

The Company's financial instruments, including accounts receivable, employee advances, accounts payable and accrued expenses are carried at cost, which approximates their fair value, due to the relatively short maturity of these instruments.

2. INVESTMENTS

Investments in Securities

At December 31, 2006, investments are comprised of the following:

	Cost	Market Value	Impairment loss
Common stock in Curative Health Services, Inc.	$ 5,707	$ -	$ 5,707

During the year ended December 31, 2006, management determined that the above investment was permanently impaired. Therefore, the loss was reclassified from other comprehensive income to net income.

Investment in Private Company

During the year ended December 31, 2005, the Company made an investment in a private company. The investment for which quotation is not readily available is recorded at cost, which management determined in good faith to approximate fair market value. Because of the uncertainty of valuation, the estimated value may differ significantly from the value that would have been used had a ready market for the security existed.

3. COMMITMENTS AND CONTINGENCIES

Operating Leases

The following is a schedule, by years, of future minimum rental payments required under operating leases for office space that has an initial and remaining noncancelable lease term in excess of one year. The Company is also responsible for its share of operating expenses. This lease expires in August 2011.

3. COMMITMENTS AND CONTINGENCIES (Continued)

Years ending December 31,		
2007	$	64,169
2008	$	67,981
2009	$	71,793
2010	$	75,605
2011	$	52,097

Total rent expense for the year ended December 31, 2006, with respect to its office space and a car totaled $95,016. The Company is also responsible for certain operating expenses for the office space.

4. PENSION AND PROFIT-SHARING PLAN

In 2006, The Company adopted a discretionary 401(k) profit-sharing plan covering substantially all of its employees. The Company recorded a contribution of $17,307 for the year 2006, which will be paid in February 2007.

5. NET CAPITAL

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company was required to maintain a net capital of not less than $5,000 at December 31, 2006. The net capital of the Company at December 31, 2006 amounted to $86,731.

6. MAJOR CLIENTS

During the year ended December 31, 2006, the Company generated approximately 95% of its revenue from two clients.

SUPPLEMENTARY SCHEDULE

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

NET CAPITAL	
Total stockholders' equity	$ 272,703
Deduct stockholders' equity not allowable for net capital	-
Total stockholders' equity qualified for net capital	272,703
Add:	
Subordinated borrowings allowable in computation of net capital	-
Other (deductions) or allowable credits-deferred income tax payable	-
Total capital and allowable subordinated borrowings	272,703
Deductions and/or charges:	
Nonallowable assets:	
Securities not readily marketable	-
Exchange memberships	-
Furniture, equipment, and leasehold improvements, net	102,742
Other assets	82,965
	185,707
Additional charges for customers' and noncustomers' security accounts	-
Additional charges for customers' and noncustomers' commodity accounts	-
Aged fails-to-deliver	-
Aged short security differences	-
Secured demand note deficiency	-
Commodity futures contracts and spot commodities/proprietary capital charges	-
Other deductions and/or charges	-
Net capital before haircuts on securities positions (tentative net capital)	86,996
Haircuts on securities	
Contractual securities commitments	-
Securities collateralizing secured demand notes	-
Trading and investment securities	-
Bankers' acceptances, certificates of deposit, and commercial paper	-
U.S. and Canadian government obligations	-
State and municipal government obligations	-
Corporate obligations	-
Stocks and warrants	-
Options	-
Other securities	265
Undue concentrations	-
Net Capital	$ 86,731

See independent auditors' report and
notes to financial statements.

KERLIN CAPITAL GROUP, LLC
(A CALIFORNIA LIMITED LIABILITY COMPANY)
SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2006

Aggregate indebtedness	$	-
Items included in statement of financial condition:		
Short-term bank loans (secured by customer's securities)		-
Drafts payable		-
Payable to brokers and dealers		-
Payable to clearing broker		-
Payable to customers		-
Other accounts payable and accrued expenses		28,963
Items not included in statement of financial condition:		
Market value of securities borrowed for which no equivalent value is paid or credited		-
Other unrecorded amounts		-
Total aggregate indebtedness	$	28,963
Computation of basic net capital requirement		
Minimum net capital required:		
Company		5,000
Broker-dealer subsidiary		-
Total	$	5,000
Excess net capital at 1,500 percent	$	81,731
Excess net capital at 1,000 percent	$	83,835
Ratio: Aggregate indebtedness to net capital		0.33 to 1

Reconciliation with Company's computation:

The following is a reconciliation of the original Net Capital computation and the audited Net Capital:

Original Net Capital computation	$	94,921
Less audit adjustments for:		
Receivable from employees		(8,057)
Adjustment to haircut on securities		(133)
Net capital computation per audited financial statements	$	86,731

See independent auditors' report and notes to financial statements.

END